Exhibit 77Q1

SUB-ITEM 77Q1:

The Sub-Advisory Agreement dated May 18, 2001 between Natixis Funds Trust I (the “Trust”), with respect to its Natixis U.S. Equity Opportunities Fund (the “Series”), NGAM Advisors, L.P. (the “Manager”), and Loomis, Sayles & Company, L.P. (the “Sub-Adviser”) is hereby amended effective February 28, 2014,  by deleting Section 7 and replacing it with the following:

7.           Compensation of the Sub-Adviser: As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.35% of its Segment’s average daily net assets.  Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

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The Sub-Advisory Agreement dated October 30, 2000 between Natixis Funds Trust I (the “Trust”), with respect to its Natixis U.S. Equity Opportunities Fund (the “Series”), NGAM Advisors, L.P. (the “Manager”), and Harris Associates, L.P. (the “Sub-Adviser”) is hereby amended effective February 28, 2014,  by deleting Section 7 and replacing it with the following:

7.           Compensation of the Sub-Adviser: As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.52% of its Segment’s average daily net assets.  Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.